Sullivan &	Sullivan & Worcester LLP	T 202 775 1200
Worcester LLP	1666 K Street, NW	F 202 293 2275
	Washington, DC 20006	www.sandw.com

October 31, 2008

Calvert SAGE Fund
4550 Montgomery Avenue, Suite 1000 N
Bethesda, Maryland 20814

Ladies and Gentlemen:

We have been requested by Calvert SAGE Fund, a Maryland business trust with shares of beneficial interest (the "Trust") established under the Declaration of Trust dated June 9, 2008, as amended (the "Declaration"), for our opinion with respect to certain matters relating to the Calvert Large Cap Value Fund (the "Acquiring Fund"), a series of the Trust. We understand that the Trust is about to file an amendment to its Registration Statement on Form N-14 (File No. 333-153516) for the purpose of registering shares of the Trust under the Securities Act of 1933, as amended (the "1933 Act"), in connection with the proposed acquisition by the Acquiring Fund of all of the assets of the Everest Fund (the "Acquired Fund"), a series of Summit Mutual Funds, Inc., in exchange solely for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the known liabilities of the Acquired Fund pursuant to an Agreement and Plan of Reorganization, the form of which is included in the amended Form N-14 Registration Statement (the "Plan").

We have, as special counsel to the Trust, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine to our satisfaction, of the Trust's Declaration and By-Laws, and other documents relating to its organization, operation, and proposed operation, including the proposed Plan, and we have made such other investigations as, in our judgment, are necessary or appropriate to enable us to render the opinion expressed below.

We are admitted to the Bar of The Commonwealth of Massachusetts and generally do not purport to be familiar with the laws of the State of Maryland. To the extent that the conclusions based on the laws of the State of Maryland are involved in the opinion set forth herein below, we have relied, in rendering such opinions, upon our examination of Title 12 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended, entitled "Business Trusts" and on our knowledge of interpretation of analogous common law of The Commonwealth of Massachusetts.

Based upon the foregoing, and assuming the approval by shareholders of the Acquired Fund of certain matters scheduled for their consideration at a meeting presently anticipated to be held on December 12, 2008, it is our opinion that the shares of the Acquiring Fund currently being registered, when issued in accordance with the Plan and the Trust's Declaration and By-Laws, will be legally issued, fully paid and non-assessable by the Trust, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the offer and sale of securities.

We hereby consent to the filing of this opinion with and as a part of the Trust's Registration Statement on Form N-14. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ SULLIVAN & WORCESTER LLP
SULLIVAN & WORCESTER LLP